Hall Tees, Inc.

7405 Armstrong
Rowlett,  Texas 75088
(214) 883-0140

December 21, 2009

Mr. John Reynolds
Mr. John  Dana Brown
Ms. Raquel Howard
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Hall Tees, Inc.
Form S-1
File No. 333-150829

Dear Mr. Reynolds, Mr. Brown and Ms. Howard:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form S-1 to Wednesday, December 23, 2009 at 1:30 p.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/  William Lewis
William Lewis
President